

03 SEP -8 AM 7:21

Hip Interactive Corp.
240 Superior Boulevard
Mississauga, ON L5T 2L2
www.hipinteractive.com

Peter Lee
Chief Financial Officer
plee@hipinteractive.com

Tel: 905 362 3760 ex.333
Fax: 905 362 2361

August 25, 2003

VIA REGULAR MAIL

Office of International Corporate Finance
Division of Corporate Finance, Mail Stop 3-2
Securities and Exchange Commission
#450 – 5th Street Northwest
Washington D.C. 20549
USA



03029745

Dear Sir or Madam:

Re: Hip Interactive Corp. SEC File Number 82-34720

Hip Interactive Corp. ("Hip"), a "Foreign Private Issuer" as that term is defined in the *Securities and Exchange Act (1934)* (the "Act"), is a corporation incorporated under the *Business Corporations Act* (Ontario) and a reporting issuer in Canada in the Provinces of Ontario, Manitoba and Quebec. The common shares of Hip are listed and posted for trading on The Toronto Stock Exchange under the trading symbol "HP".

Hip has claimed the exemption under Rule 12-g3-2, Reg. 240.12-g3-2 of the Act. Pursuant to Reg. 240.12g3-2(b)(1)(iii), please find enclosed the following:

	Document (Attached)	Requirement	Timing
1.	TSX Form 1: Change in Outstanding and Reserved Securities dated: August 11, 2003	TSX Manual Part VI, Sec. 610.	To be filed with TSX within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred.
2.	Press Release: Announcing intent to release first quarter results date of filing: August 11, 2003	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.



	Document (Attached)	Requirement	Timing
3.	Press Release: Announcing First Quarter Results & Conference Call date of filing: August 11, 2003	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
4.	Interim financial statements: First Quarter of Fiscal 2004 date of filing: August 11, 2003	Required to be filed on SEDAR and sent to shareholders pursuant to OSA secs. 77(1) & 79.	To be filed on SEDAR and sent concurrently to shareholders within 60 days of the end of the 1st, 2nd and 3rd quarters.
5.	Management's Discussion & Analysis: First Quarter of Fiscal 2004 date of filing: August 11, 2003	Required to be filed on SEDAR and sent to shareholders pursuant to OSC Rule 51-501, part 4, 4.1 & 4.3.	To be filed on SEDAR and sent to shareholders concurrently with the filing of interim financial statements (within 60 days of end of 1st, 2nd and 3rd quarters).
6.	Press Release: Announcing Naming as Exclusive North American Distributor of Playboy video game date of filing: August 18, 2003	Material Information required to be filed on SEDAR pursuant to TSX Manual sec. 408.	To be filed on SEDAR forthwith upon the information becoming known to management, or in the case of information previously known, forthwith upon it becoming apparent that the information is material.
7.	Confirmation of Mailing regarding Annual documents dated: June 30, 2003 date of filing: August 19, 2003	This document serves to confirm that certain materials were sent to shareholders on a certain date.	n/a

Please do not hesitate to contact the undersigned should you have any questions regarding this submission.

Yours very truly,

Peter Lee
Chief Financial Officer

Encl.
cc: Kyler Wells, Aird & Berlis LLP, (via email, w/o attachments)

SEC File Number 82-34720

FORM: 1 | **Company Name: HIP INTERACTIVE CORP.** **Stock Symbol: HP**

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**56,758,718**
ADD:	Stock Options Exercised	34,283	
	Share Purchase Plan	n/a	
	Dividend Reinvestment Plan	n/a	
	Exercise Warrants	2,424,843	
	Private Placement	nil	
	Conversion	nil	
	Other Issuance: from Treasury	nil	
SUBTRACT:	Issuer Bid Purchase	nil	
	Redemption	nil	
	Other Cancellation (provide description)	nil	
	Closing Issued and Outstanding Share Balance*		**59,217,844**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not canceling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM: N/A		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
B.	NAME OF PROGRAM: N/A		
	Opening Reserve for Dividend Reinvestment Plan		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS				
C. Stock Option Plan and / or Agreement				
NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**				
Stock Options Outstanding — Opening Balance				**5,518,035**
Options Granted: (ADD)				
Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
July 31, 2003	Arindra Singh	July 31, 2008	$1.93	150,000
			SUBTOTAL	**150,000**

Options Exercised: (SUBTRACT)
Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	Number
July 22, 2003	Robert Barake	Nov. 8/02	$0.63	1,650
July 22, 2003	Bonnie Greenberg	Sept. 24/01	$0.73	1,333
July 25, 2003	Kliff Ohayon	Sept. 24/01	$0.73	1,300
July 25, 2003	Peter Lee	Sept. 13/01	$0.89	5,000
July 29, 2003	Jeff Veniez	Oct. 26/00	$1.36	25,000
			SUBTOTAL	**34,283**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
			SUBTOTAL	**nil**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT)
If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc/Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
July 3, 2003	Christine Anderson	Sep. 24/01	Sep. 24/06	$0.73	1,000
July 3, 2003	Philip Azimov	May 15/01	May 15/06	$0.79	30,000
July 3, 2003	Philip Azimov	Nov. 7/01	Nov. 7/06	$0.81	20,000
July 3, 2003	David Bolton	Sep. 24/01	Sep. 24/06	$0.73	1,000
July 3, 2003	Robin Boudreault	Sep. 24/01	Sep. 24/06	$0.73	3,000
July 3, 2003	Rose Craig	Nov. 14/00	Nov. 14/05	$1.17	1,500
July 3, 2003	William Collin	Sep. 24/01	Sep. 24/06	$0.73	1,000
July 3, 2003	Francine Dray	Aug. 18/00	Aug. 18/05	$1.80	2,000
July 3, 2003	Francine Dray	Sep. 24/01	Sep. 24/06	$0.73	2,000
July 3, 2003	Doug Edwards	Dec. 19/99	Dec.19/04	$1.00	10,000
July 3, 2003	Doug Edwards	Jun. 16/00	Jun. 16/05	$2.15	5,000
July 3, 2003	Doug Edwards	Feb. 27/01	Feb. 27/06	$1.08	10,000
July 3, 2003	May George	Sep. 24/01	Sep. 24/06	$0.73	2,000
July 3, 2003	Teresa Giorgi	Dec. 19/99	Dec.19/04	$1.00	5,000
July 3, 2003	Ben Gordon	Feb. 27/01	Feb. 27/06	$1.08	5,000
July 3, 2003	Debbie Hayes	Aug. 18/00	Aug. 18/05	$1.80	1,000
July 3, 2003	Debbie Hayes	Sep. 24/01	Sep. 24/06	$0.73	2,000
July 3, 2003	Maryo Larouche	Aug. 18/00	Aug. 18/05	$1.80	8,500
July 3, 2003	Brendan Lazaro	Sep. 24/01	Sep. 24/06	$0.73	1,000
July 3, 2003	David Luckett	Sep. 24/01	Sep. 24/06	$0.73	1,500
July 3, 2003	Jason MacIsaac	Dec. 19/99	Dec.19/04	$1.00	20,000
July 3, 2003	Jason MacIsaac	Feb. 27/01	Feb. 27/06	$1.08	5,000
July 3, 2003	Mike McMillen	Sep. 24/01	Sep. 24/06	$0.73	500
July 3, 2003	Andrew Nicholls	Sep. 24/01	Sep. 24/06	$0.73	3,000
July 3, 2003	Sandra Riso	Aug. 18/00	Aug. 18/05	$1.80	500
July 3, 2003	Melvin Ryan	Aug. 18/00	Aug. 18/05	$1.80	1,000
July 3, 2003	Melvin Ryan	Sep. 24/01	Sep. 24/06	$0.73	1,000
July 3, 2003	Bonnie Salinez	Sep. 24/01	Sep. 24/06	$0.73	500
July 3, 2003	Romeo Sinopoli	Oct. 26/00	Oct. 26/05	$1.36	10,000
July 3, 2003	David Wasserman	Jun. 11/01	Jun. 11/06	$1.07	10,000
				SUBTOTAL	**164,000**

Stock Option Outstanding — Closing Balance **5,469,752**

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS		
D.	**Shares Reserved (for Stock Option Plan)**		
	NAME OF PROGRAM: **HIP INTERACTIVE STOCK OPTION PLAN**	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		6,742,760
	Additional shares Listed Pursuant to the Plan (ADD)	0	
	Stock Options Exercised (SUBTRACT)	34,283	
	Stock Appreciation Rights (SUBTRACT)	0	
	Closing Share Reserve Balance at end of period		**6,708,477**

All information reported in this Form is for the month of July 2003.

Filed on behalf of the Company by: (please enter name and direct phone or email)	
NAME	JENNIFER LEE
PHONE / EMAIL	905-362-3760 ex.277 jlee@hipinteractive.com
DATE	August 11, 2003

FOR IMMEDIATE RELEASE 03 SEP -8 AM 7:21 **August 5, 2003**

HIP INTERACTIVE CORP. TO REPORT FIRST QUARTER RESULTS & HOST INVESTOR CONFERENCE CALL

Hip Interactive Corp. (TSX:HP), Canada's leading electronic entertainment provider of video games, PC games, accessories and movies, today announced that on August 11, 2003, it would be releasing the first quarter results for the period ended June 30, 2003.

In addition, Hip will host an investor conference call and webcast at 10:00 a.m. (Toronto time) on Monday, August 11, 2003 to review the Company's first quarter financial results. Listeners can call 416-640-1907 (local) or 800-814-4853 (long distance). The webcast will be available on Hip's website (www.hipinteractive.com - Media - Upcoming). A replay of the call will be available one hour after the call until midnight on August 18, 2003. To access the replay, call 416-640-1917 – passcode 21010826#. The webcast will be available for 30 days following the live call.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP".

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

FOR IMMEDIATE RELEASE **August 11, 2003**

HIP INTERACTIVE CORP. REPORTS 49% INCREASE IN SALES AND A 16% GROWTH IN NET EARNINGS FOR FIRST QUARTER

Statement of Earnings

	Three months ended June 30	
(in $ millions except per share amounts)	**2003**	**2002**
Sales	$80.8	$54.1
Gross profit	9.2	7.5
Operating expenses	6.3	4.7
Interest expense	0.2	0.3
Amortization of property and equipment	0.4	0.4
Earnings before income taxes	2.3	2.1
Income tax	0.8	0.8
Net earnings for the period	1.5	1.3
Basic earnings per share	$0.03	$0.03
Diluted earnings per share	$0.03	$0.03

Hip Interactive Corp. (TSX:HP), Canada's leading electronic entertainment provider of video games, PC games, accessories and movies, today announced results for the quarter ended June 30, 2003. Sales for the first fiscal quarter were $80.8 million compared to $54.1 million for the same quarter last year, an increase of 49%.

During the quarter, the Company became the exclusive supplier of third party accessories for Zellers for the next three years. In accordance with the agreement, and as is the common practice in the industry, the Company took back inventory which was supplied by Zellers former supplier, to free up shelf space for the sell-in of the Hip Gear accessory product line. As a result, during the quarter, the Company charged $0.7 million to selling, general and administrative expense relating to the cost of obtaining the Zellers business.

After this charge, net earnings for the quarter were $1.5 million up 16% from $1.3 million for the same period last year. Earnings per share were $0.03, which on a larger base of shares outstanding remained flat to the comparable period last year.

"We are pleased with our progress and results for the first fiscal quarter, particularly as this quarter is typically the softest quarter of the year in our industry. We are encouraged with the growth of our strategically important Hip Gear™ accessory and Hip Games™ publishing businesses. In addition, as at June 30, 2003, we had cash on our balance sheet of $5.3 million. Going forward, we will continue to use our loan facility to fund the growth of our accessories and publishing business, and to take advantage of early payment discounts and special opportunity buys," said Arindra Singh, President and Chief Executive Officer of Hip. 'Our strategy is to focus our efforts and capital on our higher margin businesses, being Hip Gear™ and Hip Games™, on the strength of our distribution business."

Sales for the Company's Hip Games™ Publishing division increased to $6.1 million for the quarter ended June 30, 2003 compared to $2.7 million for the same period last year. "We are particularly pleased with the significant progress that our Hip Games™ Publishing team has be able to achieve in such a relatively short period of time," continued Mr. Singh. "Looking forward, we have recently signed an agreement with ARUSH Entertainment to be the exclusive North American distributor for the video game *Playboy: The Mansion*, an empire building simulation game with intriguing social interactions, which is expected to be released on three platforms during the fall of 2004. In a recent article in PC Gamer magazine, *Playboy: The Mansion* was rated as one of the top 20 games introduced at last May's Electronic Entertainment Expo (E3). In addition, during the first quarter we signed an agreement with L.S.P. to co-publish and exclusively distribute 14 titles, subject to obtaining first party approval, in North America that are due for release over the next twelve months. And finally, after only nine months of distributing Riverdeep titles, branded as Broderbund and The Learning Company, Hip Games™ has extended that licensed publishing agreement to five years."

Sales of Hip Gear™ accessories increased to $2.1 million for the three months ended June 30, 2003 compared to $0.8 million for the same period last year. Mr. Singh added, "Our Hip Gear™ division has also made a lot of progress over the past few months, adding several new retailers in the U.S, such as Blockbuster, and in Canada, being named the exclusive supplier of third party accessories for Zellers."

"As the weakest quarter for our industry, the first quarter presents some unique challenges," concluded Mr. Singh. "We met both the challenges and market expectations. We have noticed some softness in the market, however in spite of that and because of the diversity of our business, we expect to deliver double digit growth in net earnings for fiscal 2004."

HIP WILL HOST AN INVESTOR CONFERENCE CALL AND WEBCAST AT 10:00 A.M. (TORONTO TIME) ON MONDAY, AUGUST 11, 2003 TO REVIEW THE COMPANY'S FINANCIAL RESULTS. LISTENERS CAN CALL 416-640-1907 (LOCAL) OR 800-814-4853 (LONG DISTANCE). THE WEBCAST WILL BE AVAILABLE ON HIP'S WEBSITE (WWW.HIPINTERACTIVE.COM - MEDIA - UPCOMING). A REPLAY OF THE CALL WILL BE AVAILABLE ONE HOUR AFTER THE CALL UNTIL MIDNIGHT ON AUGUST 18, 2003. TO ACCESS THE REPLAY, CALL 416-640-1917 – PASSCODE 21010826#. THE WEBCAST WILL BE AVAILABLE FOR 30 DAYS FOLLOWING THE LIVE CALL.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 59,217,844 common shares issued and outstanding.

- 30 -

Hip Interactive Contacts
For investor and media inquiries, please contact: Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2358; EMAIL: jlee@hipinteractive.com

Hip Interactive Corp. – Consolidated Balance Sheet

in $ thousands (unaudited)

		June 30 2003	March 31 2003
Assets	Current assets		
	Cash	$ 5,321	$ 3,300
	Accounts receivable	34,578	41,614
	Inventory	28,226	27,936
	Prepaids and other assets	4,200	2,560
	Future income taxes	691	680
	Current portion of notes receivable	362	362
		73,378	76,452
	Notes receivable	615	615
	Other assets	4,200	2,300
	Property and equipment	8,661	7,884
	Future income taxes	434	430
	Goodwill	22,685	22,685
		109,973	**110,366**
Liabilities	Current liabilities		
	Accounts payable and accrued liabilities	58,630	59,887
	Income taxes payable	1,145	2,379
	Current portion of capital lease obligations	921	1,017
	Current liabilities of discontinued operations	80	101
		60,776	63,384
	Capital lease obligations	-	202
	Future income taxes	326	280
		61,102	63,866
Shareholders' Equity	Capital stock	44,695	39,508
	Other equity	1,753	6,031
	Contributed surplus	3,362	3,362
	Deficit	(939)	(2,401)
		48,871	46,500
		109,973	**110,366**

Hip Interactive Corp. – Consolidated Statement of Operations	**3 months ended June 30**	
in $ thousands except per share amounts (unaudited)	**2003**	**2002**
Sales	$ 80,782	$ 54,077
Cost of sales	71,623	46,615
Gross profit	9,159	7,462
Selling, general and administrative expenses	6,260	4,696
Interest expense – net	214	263
Amortization of property and equipment	449	410
Earnings before income taxes	2,236	2,093
Income taxes	774	837
Net earnings for the period	**1,462**	**1,256**
Weighted average number of common shares (in thousands)		
Basic	53,077	50,010
Diluted	58,495	50,010
Earnings per share		
Basic	$0.03	$0.03
Diluted	$0.03	$0.03

Hip Interactive Corp. – Consolidated Statement of Cash Flows

in $ thousands – unaudited

Cash provided by (used in)	3 months ended June 30 2003	2002
Operating Activities:		
Net earnings for the period	1,462	1,256
Items not affecting cash:		
Amortization of property and equipment	449	410
Future income taxes	31	821
	1,942	2,487
Net change in non-cash working capital balances	696	(10,025)
	2,638	(7,538)
Financing Activities		
Capital lease obligations	(298)	(420)
Issuance of Common Shares – net of share issue costs	909	--
Increase in bank indebtedness	--	8,015
	611	7,595
Investing Activities		
Purchase of property and equipment	(1,228)	(694)
	(1,228)	(694)
Increase (decrease) in cash	2,021	(637)
Cash – Beginning of period	3,300	637
Cash – End of period	5,321	--

Hip Interactive Corp. - Supplementary Information

Sales

In $ millions – unaudited	Three months ended June 30 2003	2002	$ Increase	% Increase
Video Games	$ 44.9	$ 31.9	$ 13.0	41%
PC Games*	8.2	12.7	(4.6)	(36%)
Movies**	16.5	3.0	13.6	453%
Publishing	6.1	2.7	3.4	126%
Hip Gear ***	3.5	1.8	1.7	94%
Hip Coin	1.6	2.0	(0.4)	(20%)
	$ 80.8	**$ 54.1**	**26.7**	**49%**

* PC Games includes sales from Logistics Services business

** Movies business includes the results of Tévica Inc., acquired August 30, 2002

*** Hip Gear accessories business results include sales of proprietary Hip Gear accessories, bundled game software, and for the prior year, sales of value priced third party accessory merchandise.

Hip Gear Sales are comprised of:

In $ millions	2003	2002
Hip Gear accessories	2.4	0.8
Bundled software	1.1	1.0
	3.5	1.8

Earnings before income taxes

In $ millions – unaudited	Three months ended June 30 2003	2002	$ Increase
Video Games	$ 1.5	$ 1.2	$ 0.3
PC Games	0.4	1.2	(0.8)
Movies	0.3	--	0.3
Publishing	1.5	0.4	1.1
Hip Gear	(0.5)*	0.4	(0.9)
Hip Coin	(0.3)	--	(0.3)
Corporate (including interest expense)	(0.7)	(1.1)	0.4
	$ 2.2	**$ 2.1**	**$ 0.1**

(*) includes $0.7 million cost of obtaining Zellers as a customer.

Balance Sheet Ratios

	June 30, 2003	March 31, 2003
Days sales in Accounts Receivable	44 days	46 days
Days purchases in Accounts Payable	68 days	68 days
Inventory Turnover	11.4 times	11.5 times

SEC Filing Number:
82-34720

Hip Interactive Corp.

Consolidated Balance Sheet
in $ thousands (unaudited)

	June 30, 2003	*March 31, 2003*
	$	*$*
Assets		
Current assets		
Cash	5,321	3,300
Accounts receivable	34,578	41,614
Inventory	28,226	27,936
Prepaids and other assets	4,200	2,560
Future income taxes	691	680
Current portion of notes receivable	362	362
	73,378	76,452
Other assets	4,200	2,300
Notes receivable	615	615
Property and equipment	8,661	7,884
Future income taxes	434	430
Goodwill	22,685	22,685
	109,973	110,366
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	58,630	59,887
Income taxes payable	1,145	2,379
Current portion of capital lease obligations	921	1,017
Current liabilities of discontinued operations	80	101
	60,776	63,384
Capital lease obligations	-	202
Future income taxes	326	280
	61,102	63,866
Shareholders' Equity		
Capital stock	44,695	39,508
Other equity	1,753	6,031
Contributed surplus	3,362	3,362
Deficit	(939)	(2,401)
	48,871	46,500
	109,973	110,366

Hip Interactive Corp.

Consolidated Statement of Operations
in $ thousands (unaudited)

	3 months ended June 30	
	2003	***2002***
	$	***$***
Sales	80,782	54,077
Cost of sales	71,623	46,615
Gross profit	9,159	7,462
Expenses		
Selling, general and administrative expenses	6,260	4,696
Interest expense	214	263
Amortization of property & equipment	449	410
Earnings before income taxes	2,236	2,093
Income tax provision	774	837
Net earnings for the period	1,462	1,256

Earnings Per Share		
Weighted average number of common shares		
Basic	53,077	50,010
Diluted	58,495	50,010
Earnings per share		
Basic	$ 0.03	$ 0.03
Diluted	$ 0.03	$ 0.03

Hip Interactive Corp.

Consolidated Statement of Deficit
in $ thousands (unaudited)

	3 months ended June 30	
	2003	***2002***
	$	***$***
Deficit – beginning of period	2,401	13,417
Net earnings for the period	(1,462)	(1,256)
Deficit – end of period	939	12,162

Hip Interactive Corp.

Cashflow Statement
in $ thousands (unaudited)
Cash provided by (used in)

	3 months ended June 30	
	2003	*2002*
	$	*$*
Operating activities		
Net earnings for the period	1,462	1,256
Items not affecting cash:		
Amortization of property and equipment	449	410
Future income taxes	31	821
	1,942	2,487
Changes in non-cash working capital balances:		
Accounts receivable	7,035	(2,861)
Inventory	(290)	2,925
Prepaid expenses and other assets	(3,540)	(742)
Accounts payable and accrued liabilities	(1,254)	(8,845)
Income taxes payable	(1,234)	59
Operating activities of discontinued operations	(21)	(562)
	696	(10,025)
	2,638	(7,538)
Financing activities		
Capital lease obligations	(298)	(420)
Common shares for cash, net of share issuance costs	909	-
Increase in bank indebtedness	-	8,015
	611	7,595
Investing activities		
Purchase of capital assets	(1,228)	(694)
	(1,228)	(694)
Increase (decrease) in cash	2,021	(637)
Cash – Beginning of period	3,300	637
Cash – End of period	5,321	-

Hip Interactive Corp.

Notes to Consolidated Financial Statements
For the three months ended June 30, 2003
in $ thousands (unaudited)

1. Significant Accounting Policies

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in Hip Interactive Corp.'s (the "Company") annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended March 31, 2003. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of this application as set out in the Company's consolidated financial statements for the year ended March 31, 2003. Business is typically weaker in the first two quarters of the Company's fiscal year. Consequently, due to the seasonality of the business, the results of operations for the three months ended June 30, 2003 are not necessarily indicative of annual results. Certain comparative figures have been reclassified to conform to the current presentation.

2. Deferred Share Unit Plan

Certain employees and directors receive a portion of their compensation as deferred share units ("DSUs") under the Company's Deferred Share Unit Plan, approved by the Board of Directors on June 10, 2003. These units entitle the holder to a cash payment at the end of their employment with the Company based on the market price of the shares at the time that the DSUs are granted as adjusted for the change in market value of the Company's shares to the time that they are converted to cash and paid to the employee at the end of their employment. The DSUs vest over a three-year period and any units that have not vested at the end of the employee's employment are forfeited and cancelled. Deferred share units are charged to selling, general and administrative expense as they vest. On June 10, 2003, 298,000 DSUs were granted.

3. Share-Based Compensation

As required, for options granted after April 1, 2002, disclosure of the impact on earnings and earnings per share, as if the fair value based method of accounting for the share-based compensation had been applied, is shown in the chart below. Such impact, using a weighted average fair value of $0.62 per option for the 50,000 options granted for the three months ended June 30, 2003, would approximate the following pro forma amounts:

	Three months ended	
in $ thousands except per share amounts (unaudited)	**June 30, 2003**	**June 30, 2002**
Net earnings for the period as reported	$ 1,462	$ 1,256
Pro forma current period compensation cost - net of tax	$ 169	$ 48
Pro forma net earnings for the period	$ 1,293	$ 1,208
Basic earnings per share as reported	$ 0.03	$ 0.03
Pro forma basic earnings per share	$ 0.02	$ 0.02
Diluted earnings per share as reporting	$ 0.03	$ 0.03
Pro forma diluted earnings per share	$ 0.02	$ 0.02

The significant assumptions made in the calculation of the weighted average fair value of the options are as follows:

Risk-free interest rate	2.8%
Expected life	2 years
Expected volatility	72%
Expected dividend yield	0

4. Capital Stock

in $ thousands except per share amounts (unaudited)	Number of common shares		$
Balance as at March 31, 2003	51,565,816	$	39,508
Issued on conversion of series A preference shares	4,152,929		4,278
Warrants exercised	422,473		378
Options exercised	617,500		531
	56,758,718	$	44,695

5. Commitments

(a) During the quarter, the Company advanced $40 to Putting Edge, a company owned 50% by a director of Hip. The Company has a commitment to advance an additional $480 to Putting Edge.

(b) On July 2, 2003 the Company signed an exclusive distribution agreement for a video game expected to be released during the third quarter of fiscal 2005. In accordance with the agreement the Company has committed to advance a total of US$3,200 over the next 18 months. The Company has committed to advance an additional $3,600 (March 31, 2003 - $5,250) under other publishing agreements.

Hip Interactive Corp.

Notes to Consolidated Financial Statements
For the three months ended June 30, 2003
in $ thousands (unaudited)

6. Segmented Information

The Company operates in six business segments being: Video Games, PC Games, Movies, Publishing, Hip Gear™ and Hip Coin. In fiscal 2003, the Company changed its reportable operating segments and, accordingly, the comparative balances have been restated to conform to the new operating segments. Operating results for these business segments are as follows:

in $ millions	Three Months ended June 30, 2003							
	Video Games	PC Games	Movies	Publishing	Hip Gear	Hip Coin	Other	Total
Sales	44,948	8,152	16,502	6,052	3,546	1,582		80,782
Gross profit	3,680	1,155	1,337	1,810	609	568		9,159
Selling, general & administrative expenses	2,026	769	1,066	280	1,098	583	438	6,260
Interest expense							214	214
Amortization of property & equipment	130	35	17			240	27	449
Earnings before income taxes	1,524	351	254	1,530	(489)	(255)	(679)	2236
Income taxes							774	774
Net earnings for the period	1,524	351	254	1,530	(489)	(255)	(1,453)	1,462
Assets	46,553	12,615	16,603	7,533	4,307	9,931	12,431	109,973
Capital expenditures	844	14	28	-	-	342	-	1,228
Goodwill	17,437	1,279	589	-	-	3,380	-	22,685

in $ millions	Three Months ended June 30, 2002							
	Video Games	PC Games	Movies	Publishing	Hip Gear	Hip Coin	Other	Total
Sales	31,842	12,640	3,022	2,719	1,819	2,035		54,077
Gross profit	3,293	2,070	241	513	572	773		7,462
Selling, general & administrative expenses	1,904	817	260	102	166	615	832	4,696
Interest expense							263	263
Amortization of property & equipment	146	30				207	27	410
Earnings before income taxes	1,243	1,223	(19)	411	406	(49)	(1,122)	2,093
Income taxes							837	837
Net earnings for the period	1,243	1,223	(19)	411	406	(49)	(1,959)	1,256
Assets	38,121	15,087	1,210	-	1,523	8,050	9,914	73,905
Capital expenditures	39	-	-	-	-	656	-	695
Goodwill	13,159	1,279	-	-	-	3,380	-	17,818

Major Suppliers

Approximately 38% (2002 – 18%) of the Company's purchases for the three-month period ended June 30, 2003, relate to products manufactured and published by one company.

HIP INTERACTIVE CORP.

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management Discussion and Analysis ("MD&A") for the three months ended June 30, 2003 compared with the three months ended June 30, 2002 provides readers with an overview of the Company's operations and a more detailed explanation of its financial statements. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the years ended March 31, 2003 and March 31, 2002. The objective is to present readers with a view of the Company through the eyes of management by interpreting the material trends and uncertainties that affected the operating results, liquidity and financial position of the Company in the last fiscal year, or those that may affect future results. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated. As the Company continues to diversify its operations into the higher margin Publishing and Hip Gear™ Divisions, it is increasing its investment in working capital related to these two businesses, especially in the Publishing Division, where up-front cash payments for future inventory or future royalty payments are common-place in the industry. Although the Company mitigates this risk by only entering into contracts where management believes that there is reasonable assurance that the amounts will be recovered with the initial shipment of product to retailers, this business does have a higher risk and reward profile than the Company's distribution business. Other risks and uncertainties are discussed in detail in the Company's Annual Report to shareholders for the year ended March 31, 2003.

Overview

Hip Interactive Corp. ("Hip" or the "Company") is one of North America's leading providers of electronic entertainment products. The Company sells video game and PC game products and movies to retailers across North America and is comprised of the following seven business units: (1) Video Games (hardware, software and first party accessories), (2) PC Games (software and logistics services), (3) Movies (VHS and DVD movies), (4) Publishing (software), (5) Hip Gear™ (accessories), (6) Logistics Services (included with PC Games heretofore), and (7) Hip Coin (operator and distributor of coin operated games).

Consistent with Hip's strategy for the last 21 months, the Company remains committed to meeting and exceeding the expectations of its customers, suppliers and shareholders with the following strategies: (1) to grow its higher margin businesses, Hip Gear™ accessories and Publishing and (2) to grow its Movies business in the Toronto and Vancouver markets.

MANAGEMENT'S DISCUSSION & ANALYSIS

Financial Overview

Highlights of the consolidated results for the three months ended June 30, 2003 compared to the three months ended June 30, 2002 were:

- Sales increased by $26.7 million or 49.4%, compared to last year
- Net earnings were $1.5 million or $0.03 per basic and diluted share compared to earnings of $1.3 million or $0.03 per basic and diluted share last year

The results of operations for the three months ended June 30, 2003 are summarized as follows:

In $ millions	3 Months ended June 30 2003	2002
Sales	$80.8	$54.1
Gross profit	9.2	7.5
Selling, general and administrative expenses	6.3	4.7
Interest expense	0.2	0.3
Amortization of property and equipment	0.4	0.4
Income taxes	0.8	0.8
Net earnings for the year	$1.5	$1.3
Net earnings per share		
Basic	0.03	0.03
Diluted	0.03	0.03

Seasonality

The Company's business consists mainly of the sales of electronic entertainment products to retailers. Retail activity in the electronic entertainment industry is traditionally at its highest levels during Hip's third fiscal quarter (the three month period from October 1 to December 31 – the retail holiday season). The seasonality of the Company's business is summarized in the chart below.

Fiscal 2003 Sales Distribution by Quarter


1st Qtr
15%
4th Qtr
21%
2nd Qtr
22%
3rd Qtr
42%

RESULTS OF OPERATIONS

Sales for the three months ended June 30, 2003 were $80.8 million compared to $54.1 million for the same period last year, an increase of $26.7 million or 49.4%. The breakdown of sales by product category is set out below:

	Three months ended June 30	
Sales in $ millions	**2003**	**2002**
Video Games	$44.9	$31.9
PC Games	8.2	12.7
Movies	16.5	3.0
Publishing	6.1	2.7
Hip Gear	3.5	1.8
Hip Coin	1.6	2.0
Total	**$80.8**	**$54.1**

Gross margin for the first quarter of fiscal 2004 was 11.3% compared to 13.8% for the same quarter last year. The details of gross margin by product line are set out below:

	Three months ended June 30	
% of sales	**2003**	**2002**
Video Games	8.2%	10.3%
PC Games	14.2%	16.4%
Movies	8.1%	8.0%
Publishing	29.9%	18.9%
Hip Gear	17.2%	31.4%
Hip Coin	35.9%	38.0%
	11.3%	**13.8%**

Video Games

Sales

Video Games hardware and software sales for the quarter increased by $13.0 million or 40.8% compared to the same three months last year. This increase was due primarily to increased sales of video game hardware. Over 133,000 hardware units were sold during the three months ended June 30, 2003 compared to approximately 46,000 units for the same period last year. Offsetting this increase was a decline in sales of value game software (software on-hand marked down by suppliers or purchased opportunistically at reduced prices) due to a lack of availability of value product this year compared to last year.

MANAGEMENT'S DISCUSSION & ANALYSIS

Video Games sales for the three months ended June 30, 2003 compared to the same quarter last year are shown below:

	Three months ended June 30	
Sales in $ millions	**2003**	**2002**
Frontline software	$17.9	$17.8
Valueware	2.0	4.8
Hardware	24.0	7.1
1st Party accessories	1.0	2.1
Video Game Sales	$44.9	$31.8

Gross margin

Video Games margins for the quarter ended June 30, 2003 were 8.2%, compared to 10.3% last year. The decrease in gross margins was primarily due to an increase in the sales mix of lower margin video game hardware. Hardware sales accounted for 53.5% of Video Games sales for the quarter ended June 30, 2003 compared to 22.3% of sales last year.

PC Games

Sales

PC Games sales for the first quarter of fiscal 2004 decreased $4.5 million or 35.4%, as fewer PC game titles were released compared to the same period last year, and fewer value priced titles were available in the marketplace. In addition, during the first fiscal quarter of fiscal 2003, approximately $2.0 million of Riverdeep products, branded as The Learning Company and Broderbund, were sold through the Company's PC Games business unit. The Company signed a licensed publishing agreement with Riverdeep in July 2002. Consequently, subsequent to June 2002, sales of Riverdeep products are included in the Company's Publishing Division's results.

Gross margin

PC Games margins for the quarter were 14.2% compared to 16.5% for the same period last year. This decline was primarily due to: (1) during the three months ended June 30, 2003, there was a higher mix of lower margin sales to national accounts, and (2) lower sales of higher margin valueware titles this year compared to last year as valueware titles were not as readily available.

Movies

Sales

Sales for the Movies business increased by $13.5 million to $16.5 million for the first quarter of fiscal 2004, principally as a result of the acquisition of Tévica Inc. on August 30, 2002 and increased sales in the Toronto and Vancouver branch offices.

Gross margin

Gross margin for the Movies business was 8.1% for the quarter ended June 30, 2003 compared to 8.0% for the same quarter last year.

Publishing

Sales

Compared to the first quarter of fiscal 2003, Publishing sales for the quarter increased by $3.4 million to $6.1 million for the first three months of fiscal 2004, as the Company continued to focus on this strategic business.

The results for the first fiscal quarter are summarized as follows:

	Three months ended June 30	
In $ millions	**2003**	**2002**
Sales		
Exclusive Distribution	$3.7	$2.7
Licenced Publishing	2.4	-
	$6.1	**$2.7**

Gross margin

Publishing margins for the first quarter this year increased to 29.9% from 18.4% for the same period last year. Margins were positively impacted by the Company's licensed publishing arrangement signed in July 2002, with Riverdeep plc for products branded as The Learning Company and Broderbund. Margins for these products, sold under an exclusive arrangement in Canada, are significantly higher than the margins for the Company's other product lines.

Gross margins for the exclusive distribution and licensed publishing businesses are shown below:

	Three months ended June 30	
% of sales	**2003**	**2002**
Exclusive Distribution	18.7%	18.4%
Licensed Publishing	47.8%	-
	29.9%	18.4%

Hip Gear™

Sales

Hip Gear™ sales include sales of proprietary Hip Gear™ accessories and bundled game software. Sales for the first quarter of fiscal 2004 compared to the same period for fiscal 2003 are summarized as follows:

	Three months ended June 30	
Sales in $ millions	**2003**	**2002**
Hip Gear accessories	$2.4	$0.8
Bundled software	1.1	1.0
	$3.5	$1.8

Sales of Hip Gear™ accessories increased by $1.6 million, or 200%, for the first quarter of fiscal 2004 to $2.4 million, compared to $0.8 million in sales for the same period last year. During the quarter, the

Company became the exclusive supplier of third party accessories for Zellers and placed a number of SKU's at Blockbuster stores in the United States, as the Company continued its focus on growing this higher margin business.

Gross margin

Hip Gear™ margins for the three months ended June 30, 2003 were 17.2% compared to 31.4% for the same three months last year. The decline was due to: (1) during the three months ended June 30, 2003, the Company sold approximately $1.1 million of a special accessory/game bundle for a publisher at a 15% margin, and (2) during the same period last year, the Company sold approximately $0.6 million of product in a special bundling program to a national retailer at a 47% margin and $0.4 million of closeout merchandise at a 35% margin. Margins for core product Hip Gear™ accessories are generally in the 20% to 25% range after marketing and development program rebates.

Hip Coin

Sales

Hip Coin sales decreased by $0.4 million to $1.6 million for the first three months in fiscal 2004 compared to $2.0 million for the same period last year, which was largely a result of decreased distribution sales of video arcade game equipment and a decline in revenue for the Company's arcade route operations, resulting from decreased traffic at the tourist venues where the Company's equipment is placed.

Gross margin

Hip Coin margins are consistent with those achieved in the prior year. Margins for the Company's arcade coin route operations business tend to be approximately 50%, compared to 10-15% for distribution sales of this business unit.

Operating Expenses

For the three months ended June 30, 2003, operating expenses were $6.3 million or 7.7% of sales compared to $4.7 million or 8.7% of sales for the same period in fiscal 2003. The increase was primarily due to:

(1) during the three months ended June 30, 2003, the Company became the exclusive supplier of third party accessories for Zellers for the next three years. In accordance with the agreement, and as is the common practice in the industry, the Company took back inventory which was supplied by Zeller's former supplier, to free up shelf space for the sell-in of the Hip Gear™ accessory product line. As a result, during the quarter, the Company charged to selling, general and administrative expense $0.7 million relating to the cost of obtaining the Zellers business;

(2) increased expenses of approximately $0.2 million relating to the Company's U.S. sales force hired during the past fiscal year to build the Hip Gear™ accessory and Publishing businesses in the U.S. market; and

(3) expenses in the Movies business unit have increased by approximately $0.8 million, due to the acquisition of Tévica in August 2002, and the expansion of branch offices in Vancouver and Toronto.

Interest Expense and Amortization of Capital Assets

Interest expense was $0.2 million for the first quarter of fiscal 2004 compared to $0.3 million for the same quarter last year. Average borrowings for the three months ending June 30, 2003 were approximately $6.5 million compared to $9.5 million for the first quarter last year. The average borrowing rate for the first quarter of fiscal 2004 was approximately 4.75%, flat to the average rate for the same period last fiscal year.

Amortization of capital assets was $0.4 million for the three months ended June 30, 2003, which represented no change compared to the same quarter last year.

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of approximately $5.3 million as at June 30, 2003, compared to $3.3 million as of March 31, 2003. During the quarter ended June 30, 2003, the Company generated $2.6 million in cash from operations, compared to $7.5 million used in operating activities for the same quarter last year. The Company used cash to purchase capital assets of $1.2 million, including ERP implementation costs for the Movies business, new hardware servers to improve the efficiency of the ERP system and an automated picking system for the Toronto warehouse.

Balance Sheet

As at June 30, 2003, the Company had assets of $110.0 million compared to $110.4 million as at March 31, 2003. Shareholders' equity was $48.9 million at June 30, 2003 compared to $46.5 million as at March 31, 2003.

The accounts receivable balance as at June 30, 2003 was $34.6 million (44 days outstanding) compared to $41.6 million (46 days outstanding) as at March 31, 2003. At June 30, 2003, approximately 87% (March 31, 2003 – 89%) of the Company's customer balances were aged less than 60 days from the invoice date.

As at June 30, 2003, total inventory was $28.2 million (with inventory turning at 11.4 times) compared to $27.9 million as at March 31, 2003 (turning 11.5 times). On a monthly basis, management reviews all inventory, focusing on inventory on-hand and in-the-field that is over six months old. As at June 30, 2003, the Company had provided $1.9 million for slow moving inventory on-hand and in-the-field. Although the Company has no legal obligation generally to accept returns of product from retailers or to provide markdowns to customers for their slow moving inventory, it does approve some returns or offer markdown credits to customers from time-to-time to ensure that retail inventory continues to be current.

Prepaid expenses and other assets at June 30, 2003 were $8.4 million compared to $4.9 million as at March 31, 2003. During the quarter, the Company extended its licensed publishing agreement with Riverdeep for an additional two years to September 30, 2007 and paid an additional $2.5 million of prepaid royalties. In addition, the Company entered into other publishing agreements whereby it has been required to pay $1.2 million representing prepayments for future purchases of software titles.

As the Company continues to diversify its businesses into the higher margin Publishing and Hip Gear™ Division, it is increasing its investment in working capital related to these two businesses, especially in the Publishing division, where up-front cash payments for future inventory or future royalty payments are common-place in the industry.

Prepayments and commitments for exclusive distribution, co-publishing and licensed publishing agreements are summarized as follows:

In $ millions	Prepayments as of		Commitments as of	
	June 30, 2003	**March 31, 2003**	**June 30, 2003**	**March 31, 2003**
Exclusive Distribution	$1.3	$0.8	$5.0	$ -
Co-Publishing & Licensed Publishing	6.2	3.1	3.0	5.3
	$7.5	**$3.9**	**$8.0**	**$5.3**
Less: Current portion included in Prepaid expenses and other assets	**3.3**	**1.6**		
Other assets	**$4.2**	**$2.3**	**$8.0**	**$5.3**

Accounts payable as at June 30, 2003 was $58.6 million (68 days outstanding) compared to $59.9 million (68 days outstanding) as at March 31, 2003. At June 30, 2003, approximately 74% (March 31, 2003 – 75%) of supplier balances were aged less than 60 days from invoice date.

HIP INTERACTIVE CORP. CORPORATE INFORMATION

Head Office	240 Superior Boulevard Mississauga, ON L5T 2L2 Tel: 905-362-3760 Fax: 905-362-1995
Directors and Officers	Joseph H. Wright, *Chairman, Director* Peter Cooper, *Director* Thomas A. Fenton, *Director* Christopher Gilbert, *Director* Richard B. Grogan, *Director* Mark Rider, *Director* Arindra Singh, *Director, President & Chief Executive Officer* Peter Lee, *Chief Financial Officer* Michael Vaswani, *Chief Information Officer* Oliver Bock, *Vice-President* Gabrielle Chevalier, *Vice-President* Ronald Grimard, *Vice-President* Jack Lamba, *Vice-President* Stan Samole, *Vice-President* Sanjay Singh, *Vice-President* Peter Young, *Vice-President*
Legal Counsel	Aird & Berlis LLP
Auditors	PricewaterhouseCoopers LLP
Transfer Agent	Equity Transfer Services Inc.
Stock Exchange Listing	The Toronto Stock Exchange (TSX)
Stock Symbol	HP
Investor Relations	Contact: jlee@hipinteractive.com
Website	www.hipinteractive.com

SEC File Number 82-34720

FOR IMMEDIATE RELEASE **August 18, 2003**

HIP INTERACTIVE CORP. NAMED AS EXCLUSIVE NORTH AMERICAN DISTRIBUTOR OF THE MAINSTREAM VIDEO GAME *PLAYBOY: THE MANSION*

Hip Interactive Corp. (TSX:HP), Canada's leading provider of electronic entertainment, including video games, PC games, accessories and movies, announced today the signing of an agreement with ARUSH Entertainment and Groove Games to be the exclusive North American distributor for the upcoming mainstream video game *Playboy: The Mansion* for PC and console video game formats. Under the terms of the agreement, Hip is given the exclusive right to distribute the game in North America for three years from its initial release in Fall 2004.

Playboy: The Mansion lets gamers step into Hugh Hefner's slippers, and live the life of the world-famous Playboy icon, building their own Playboy Empire and living the Playboy lifestyle. With its upscale lifestyle simulation gameplay combined with intriguing business management features, *Playboy: The Mansion* will appeal to mainstream game players as well as Playboy readers. In fact, in a recent article in PC Gamer magazine, *Playboy: The Mansion* was rated as one of the top 20 games introduced at last May's Electronic Entertainment Expo (E3).

"We are excited to be one of the partners to bring a game associated with such a strong and well-recognized brand to the North American market," said Arindra Singh, President & Chief Executive Officer of Hip. "With a strong brand that has wide appeal in the gaming community, this game represents sizeable revenue potential for Hip's Publishing Division over the three-year period of the agreement."

"Hip Interactive's vast distribution capabilities made them a natural choice for distributing *Playboy: The Mansion*," said Jim Perkins, President & CEO of ARUSH Entertainment. "We're confident their distribution network will hit the heart of our target audience, which is a fundamental part of making the game a tremendous success."

The game seamlessly combines an intriguing social interaction simulation with empire-building challenges. The player assumes the role of world-famous Playboy Hugh Hefner, building Playboy Magazine and the Playboy Mansion into dynamic cultural icons and making Playboy one of the world's most recognizable brands.

Gamers will also live the Playboy lifestyle: rubbing shoulders with stunning women and interesting celebrities, and share the mystique of the Playboy Mansion by hosting lavish parties. Skillful management of the social scene of the Mansion will be a requirement to keep the business end of things thriving. Scoring hot celebrity interviews and arranging sexy photo shoots will be just some of the things the player will encounter in growing the empire.

About Groove Games

Headquartered in Toronto, Canada, Groove Games is a global publisher of interactive entertainment software and licensor of content. Groove's mission is to partner with leading developers and publish great games for avid gamers everywhere. Groove recently co- published *Devastation*™ and *CTU: Marine Sharpshooter*™ and is currently publishing *Desert Thunder*™ which utilizes the advanced technology of the Unreal® engine. For more information visit www.groovegames.com.

About ARUSH Entertainment

Based in Scottsdale, Ariz., ARUSH Entertainment is a worldwide publisher of interactive entertainment software for personal computers and advanced entertainment consoles. As a division of World Entertainment Broadcasting Corporation (WEB Corp.), ARUSH publishes PC and console video games for sale in retail outlets and on the Internet. It recently published *Duke Nukem: Manhattan Project*™, *Hunting Unlimited*®, and *Devastation*™. For more information, please visit www.ArushGames.com.

About Hip Interactive

Hip Interactive (www.hipinteractive.com) is a leading North American provider of electronic entertainment products, including PC and video games, movies, video arcade games, and proprietary games, branded as Hip Games™, and accessories, branded as Hip Gear™. The Company distributes all first party products, including Sony, Microsoft and Nintendo hardware, software and accessories, as well as third party licensed video game software. Hip uses its distribution business to leverage into higher margin, higher growth areas of the electronic entertainment industry, such as licensing, publishing and the distribution of proprietary games and accessories. Hip Interactive trades on The Toronto Stock Exchange under the trading symbol "HP" and has 59,217,844 common shares issued and outstanding.

-30-

For more information on Hip Interactive Corp.:
Please contact Jennifer Lee at Hip Interactive Corp.
PHONE: (905) 362-3760 ext. 277; FAX: (905) 362-2361; EMAIL: jlee@hipinteractive.com

SEC FILING NUMBER: 82-34720


EQUITY
TRANSFER SERVICES INC

June 30, 2003

VIA ELECTRONIC TRANSMISSION

Dear Sir or Madam:

RE: HIP Interactive Corp

We are pleased to confirm that copies of the following materials were mailed to shareholders on June 27, 2003.

1. Proxy
2. Notice of Annual Meeting of Shareholders
3. Management Information Circular
4. Annual Report 2003
5. Supplemental Mailing List Request Form
6. Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per: Lori Winchester
Officer, Client Services

SUITE 420
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TORONTO, ONTARIO
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TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
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